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                            July 26, 2022

       Long Chen
       Chief Executive Officer
       ZKH Group Limited
       7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road
       Minhang District, Shanghai 201106
       People   s Republic of China

                                                        Re: ZKH Group Limited
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted July 12,
2022
                                                            CIK No. 0001862044

       Dear Mr. Chen:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted on July 12, 2022

       Cover Page

   1. We reissue our prior comment 3 in part. Please quantify the proceeds from the issuance of
                                                        Series F Convertible
Notes that was transferred between you and your subsidiaries. Make conforming changes in
your prospectus summary.
 Long Chen
FirstName
ZKH GroupLastNameLong Chen
            Limited
Comapany
July       NameZKH Group Limited
     26, 2022
July 26,
Page  2 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
91

2. We have reviewed your response to comment 7 noting GMV represents sales on a gross basis under both the sales model and marketplace model even though sales are recognized on a net basis under the marketplace model under U.S. GAAP. Please tell us how you determined that the disclosure of this measure does not result in a tailored recognition and measurement method. Refer to Question 100.04 of the staff's Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures.
3. We note your response to our prior comment 9. Please disclose your response in your filing.
General

4. We note your disclosure throughout your filing that your business strategy includes expansion into overseas markets. We also note the information on slide 19 of your "testing the waters" materials regarding the "untapped and massive" market in certain overseas territories. Please include such disclosure in your filing, or tell us why you are not required to do so.
       You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Brian V. Breheny, Esq.